PROGEN
                                                              INDUSTRIES LIMITED

                                                              ABN 82 010 975 612

                                                      P.O. Box 28 Richlands B.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9138


12th May 2003.


Dear Shareholder

                               SHARE PURCHASE PLAN

Progen Industries Limited ("Company") is pleased to announce an opportunity to participate in capital raising initiatives of the Company through a Share Purchase Plan ( "SPP" ) which is to be opened to eligible shareholders.

The SPP gives you the opportunity to acquire further ordinary shares in the Company at an issue price discounted to the market price on the Australian Stock Exchange (ASX). No brokerage or other charges will apply to shares acquired under this plan.

REASONS FOR THE SHARE PURCHASE PLAN

Given that the company is moving research and development activities vigorously towards commercialisation outcomes, it is anticipated that additional funds will be required. These funds will ensure that the next phase of research and development activities are sufficient resourced and that the company is able to fulfill current business development objectives.

Our strategy has always been to continue to build commercial value for PI-88 by providing additional clinical data to optimize value outcomes, with parallel screening of potential licensing partners for the late stage development, registration approval and marketing of PI-88.

The recent clinical update announcement highlights the significant progress made in the current human trials being conducted internationally on PI-88 and the initiation of a Phase 1b clinical trial on the potential new liver cancer treatment PI-166. The Phase II protocol for our current Melanoma trial is being reviewed with the intention of conducting the trial at multiple sites in order to achieve quicker patient recruitment.

As a consequence of the encouraging albeit early clinical results emanating from our US Melanoma program, licensing initiatives will be accelerated in the coming 12 to 18 months.

Considerable progress has also been made this year towards commercializing our Drug Discovery platform, which is only in the second year of a three-year AusIndustries START Grant program. Additional funding for on going research and commercialization initiatives is required to fulfill our plan to negotiate with pharmaceutical companies looking for this Drug Discovery capability.


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In order to ensure that we have adequate funding to fulfill our working capital requirements and stated objectives in the short term, the company believes it prudent to undertake a capital raising initiative through the currently proposed Share Purchase Plan.

Three million dollars anticipated to be raised through the SPP, plus our current cash balance will provide approximately $12.0 million in working capital for the Company.

This letter sets out the terms and conditions of the offer under the Plan. By applying for new shares under the Plan, you will have agreed to be bound by the terms and conditions set out in this letter.

Applications to acquire shares under the plan must be made on the Application Form which accompanies this letter.

Applications and payments for the new shares must be received by Share Registry, by 5.00pm Brisbane time on 16th June 2003.

PARTICIPATION

Participation in the Plan is open to all shareholders registered as holders of ordinary shares of Progen Industries Limited at 7.00pm Brisbane time on 15th May 2003 and whose address in Progen's Share Register is in Australia and New Zealand.

The Board of Progen Industries Limited has determined it is not lawful or practical for shareholders in other jurisdictions to participate in the plan.

Participation is entirely at the option of shareholders.

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their rights to acquire shares under this offer to another person.

Each eligible shareholder may apply for up to $5,000 worth of shares. The minimum application amount is $1,000. Larger amounts may be subscribed up to the maximum $5,000 in multiples of $1,000.

A registered shareholder may only participate once in the offer up to the maximum limit of $5,000, whether he or she is registered as a shareholder more than once or holds those alone or jointly with another person or for the benefit of any other person.

The maximum application amount of $5,000 will apply even if a shareholder receives more than one offer (whether in respect of a joint holding or because the shareholder has more than one holding under separate share accounts). The Company reserves the right to reject any application where this rule or any other term of the Plan has not been complied with.


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ALLOCATION OF SHARES

The Company is seeking to raise $3.0 million from the Plan offer. Shares will be issued to applicants whether or not $3.0 million is raised.

If more than $3.0 million is raised from the offer, the Board reserves the right to accept over subscriptions up to $1.0 million.

If a scale back is required for any reason, the Board may reduce the number of new shares which any shareholder, or any group of shareholders, is entitled to apply for under the Plan in any manner it considers appropriate in its absolute discretion.

The directors reserve the right at their discretion to cancel the Plan at any time up to the time of issue of new shares under the Plan, or to extend the closing date.

If the Plan is cancelled, all application money received from shareholders will be returned to shareholders. If the Company issues a lesser number of new shares than a shareholder applied for, excess application money will be refunded to the shareholder, without interest. Any interest received on application money may be retained by the Company whether or not new shares are issued under the Plan.

The Company may make offers under the Plan in future years. However, at this time, the Board has not decided to make any offer other than the offer in this letter.

PRICING

The pricing per share for each new share issued under this offer (issue price) is an amount equal to the Weighted Average Price over the 5 business days before the date of issue of the new shares on which shares were traded, less a discount of 20%.

The Company will announce the issue price to the ASX as soon as it is can be calculated and shareholders taking part will be advised how many shares have been issued to them.

The number of new shares to be issued to each applicant will be calculated by dividing the amount subscribed and accepted by the Company by the issue price (fractions will be rounded up to the nearest whole share).

The market price of shares in the Company may rise or fall between the date of this offer and the date that the shares are issued to you. This means that the number of new shares you receive may be more or less than the number you might calculate using the market price of the shares on the date you decide to apply. We recommend that you obtain your own financial advice in relation to this offer and consider price movements of shares in the Company before accepting this offer.


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ISSUE OF SHARES

Shares to be issued under the Plan will be issued on or about 23rd June 2003. New shares issued under the Plan will rank equally in all respects with all the other fully paid ordinary shares in the Company on the date of issue.

The Company will, promptly after issue of shares under this Plan, make application for the shares to be listed for quotation on the official list of the Australian Stock Exchange Limited. Holding statements or continuation advice setting out the number of shares allocated to you should be received shortly after that date.

COSTS OF PARTICIPATION

No brokerage, commission or other transaction costs will be payable by participants in respect of the application for, and issue of, shares under the Plan.


DISPUTES

The Company may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may rise in connection with or by reason of the operation of the Plan, whether generally or in relation to any participant or application, and the decision of the Company will be conclusive and binding on all participants and other persons to whom the determination relates.

The Company reserves the right to waive strict compliance with any provision of these terms and conditions. The powers of the Company under these conditions may be exercised by the directors or any delegate of the directors.

APPLICATION INSTRUCTIONS

To apply for new shares under this offer, please return the enclosed Application Form in accordance with the instructions on the form by 5.00pm on 16th June 2003.

If you have any enquiries concerning the offer, please contact Progen's Share Registry on 1800 684 187 (within Australia).




Stephen Chang.
Chairman.


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